UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2026

Naixi Wu
Chief Financial Officer
indie Semiconductor, Inc.
32 Journey Suite #100
Aliso Viejo, CA 92656

Re: indie Semiconductor, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
File No. 001-40481

Dear Naixi Wu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing